Exhibit 99.2

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NOTICE OF ANNUAL GENERAL MEETING AND OF AVAILABILITY OF PROXY MATERIALS

As permitted by Canadian securities regulators, TELUS Corporation is able to provide you with access to its information circular (“Information Circular”) for the annual general meeting electronically, instead of mailing out paper copies. This year, TELUS Corporation is also providing you with access to its 2013 Annual Report, instead of mailing out paper copies. This means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders. All shareholders are reminded to review the Information Circular before voting. Shareholders with questions about notice and access can call toll free at 1-866-964-0492 or (514) 982-8714 for holders outside of Canada and the United States.

This notice provides details of the date, time and place of the annual general meeting, including the matters to be voted on at the annual general meeting, and instructions on how to access an electronic copy of the Information Circular and the 2013 Annual Report or to request a paper copy of the Information Circular and 2013 Annual Report. Accompanying this notice is a form of proxy or other voting document that you will need to vote by proxy.

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Notice is hereby given that an annual general meeting (the Meeting) of TELUS Corporation (the Company or TELUS) will be held:

WHEN:	Thursday, May 8, 2014	WHERE:	Fairmont Pacific Rim
	10:00 a.m. (PDT)		1038 Canada Place
Vancouver, British Columbia

for the following purposes and to transact any other business that may properly come before the meeting and any postponement or adjournment thereof:

Matters to be received, or voted on, by Shareholders	Section of Information Circular	Fold
Financial Statements - receive the Company’s 2013 audited consolidated financial statements together with the report of the auditors on those statements	See “1. Report of Management and Consolidated Financial Report”
Election of Directors - elect directors of the Company for the ensuing year	See “2. Election of Directors”
Appointment of Auditors - appoint Deloitte LLP as auditors for the ensuing year and authorize the directors to fix their remuneration	See “3. Appointment of Auditors”
Say on Pay - an advisory resolution on the Company’s approach to executive compensation	See “4. Approval of Executive Compensation Approach – Say on Pay”

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

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WHERE CAN I ACCESS MEETING MATERIALS?

Meeting materials, including proxy-related materials, the Information Circular and the 2013 Annual Report, can be viewed online at www.SEDAR.com or at http://www.envisionreports.com/telus2014

HOW DO I GET A PAPER COPY OF THE INFORMATION CIRCULAR AND ANNUAL REPORT?

You can request a paper copy of the Information Circular and the 2013 Annual Report (the Meeting Materials) to be sent to you by regular postal delivery free of charge. Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR through the internet by going to http://www.envisionreports.com/telus2014 and entering the control number located on the accompanying form of proxy and following the instructions provided.

Alternatively, requests may be made by telephone at any time prior to the meeting by calling toll free at 1-866-962-0498 (or, for holders outside of Canada and the United States, (514) 982-8716). A paper copy will be sent to you within 3 business days of receiving your request. Therefore, to receive the Meeting Materials prior to the proxy cut-off for the Meeting described below, you should make your request before 5:00 p.m. (EDT) on April 22, 2014. To receive the Meeting Materials prior to the Meeting you should make your request before 5:00 p.m. (EDT) on April 24, 2014.

For requests received on or after the date of the Meeting, please call toll free at 1-800-667-4871 (or, for holders outside of North America, (604) 697-8171), and a paper copy will be sent to you within 10 calendar days after receiving your request.

HOW DO I VOTE MY SHARES?

If you cannot attend the Meeting, you may vote by proxy in any of the following ways. You will need the control number contained in the accompanying form of proxy in order to vote.	Fold

Voting method	For registered shareholders and TELUS Employee Share Plan holders
Internet voting	Go to www.investorvote.com
Telephone voting	Call the toll-free number shown on the form of proxy
Voting by mail or delivery	Complete the form of proxy and return it in the envelope provided

To be valid, proxies must be received by TELUS’ Corporate Secretary, c/o Computershare Trust Company of Canada at 8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by no later than 5:00 p.m. (EDT) on May 6, 2014 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (EDT) on the second-last business day before the reconvened meeting date (the proxy cut-off).

TELUS reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice, but is under no obligation to accept or reject any particular late proxy.

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PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

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